UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
TNS, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
872960109

(CUSIP Number)
May 9, 2006

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 872960109	Page 2 of 7

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0 shares

OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 1,433,900 shares

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 1,433,900 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,433,900 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (2)

12	TYPE OF REPORTING PERSON
OO

 (1) Tennenbaum Capital Partners, LLC serves as investment advisor to a fund which is the registered holder of the shares of Common Stock of TNS, Inc. held by the reporting persons.
 (2) Based on 24,088,008 shares of Common Stock of TNS, Inc. outstanding as of April 1, 2006, as reported by TNS, Inc. in its Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 10, 2006.

SCHEDULE 13G

CUSIP No. 872960109	Page 3 of 7

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0 shares

OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 1,433,900 shares

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 1,433,900 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,433,900 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (1)

12	TYPE OF REPORTING PERSON
OO

 (1) Based on 24,088,008 shares of Common Stock of TNS, Inc. outstanding as of April 1, 2006, as reported by TNS, Inc. in its Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 10, 2006.

SCHEDULE 13G

CUSIP No. 872960109	Page 4 of 7

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 0 shares

OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 1,433,900 shares

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 1,433,900 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,433,900 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (1)

12	TYPE OF REPORTING PERSON
IN

 (1) Based on 24,088,008 shares of Common Stock of TNS, Inc. outstanding as of April 1, 2006, as reported by TNS, Inc. in its Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 10, 2006.

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Persons Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3.
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURES
EXHIBIT INDEX

Item 1(a).	Name of Issuer: TNS, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11480 Commerce Park Drive, Suite 600
Reston, Virginia 20191

Item 2(a).	Name of Persons Filing:
                           This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, TCO and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office:

2951 28th Street, Suite 1000
Santa Monica, California 90405

Item 2(c).	Citizenship:
                            TCP is a Delaware limited liability company. TCO is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities:
                            Common Stock, par value $0.001 per share (“Common Stock”), of TNS, Inc., a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 872960109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 1,433,900 shares of Common Stock

(b)	Percent of Class: 6.0%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,433,900

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,433,900

Item 5.	Ownership of Five Percent or Less of a Class:
                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:             ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
                            A fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,433,900 shares of Common Stock, representing more than 5% of the outstanding Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:
                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2006	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:

/s/ Michael E. Tennenbaum*
Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Name:	Michael E. Tennenbaum

*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Power of Attorney, dated April 22, 2003, incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004.

EXHIBIT 1
JOINT FILING AGREEMENT
           In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of TNS, Inc., and further agree that this Agreement shall be included as an exhibit to such joint filings.
          The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.
          This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 19th day of May, 2006.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:

/s/ Michael E. Tennenbaum*
Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Name:	Michael E. Tennenbaum

*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact